SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Appraisal Report SP-0126/13-01 CSN CIMENTOS S.A.

 -0126/13-01                  1

REPORT:	SP-0126/13-01	BASE DATE:	August 31, 2013

REQUESTING COMPANY:	COMPANHIA SIDERÚRGICA NACIONAL, hereinafter referred to as CSN.

A corporation, with headquarters at Avenida Brigadeiro Faria Lima, nº 3.400, 15º andar (parte), 19º e 20º andares, Itaim Bibi, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 33.042.730/0001-04.

OBJECT:	Net Assets of CSN CIMENTOS S.A., hereinafter referred to as CSN CIMENTOS.

A privately-held corporation, with headquarters at Rodovia BR-393, Lúcio Meira, s/nº, Km 5.001 (parte), Vila Santa Cecília, no Município de Volta Redonda, in the city and state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 42.564.807/0001-05.

PURPOSE:

To determine the value of CSN CIMENTOS´s net assets (assets and liabilities), for the purpose of their partial spin-off and merger by CSN,  pursuant to Articles 226 and 229 of Law 6404/76 (Brazilian Corporate Law).

-0126/13-01                  2

 Report SP-0126/13-01                    3

1.  INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with headquarters at Rua da Assembleia, nº 35, 12º andar, in the city and state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 08.681.365/0001-30, was designated by CSN to verify  the value of CSN CIMENTOS´s net assets, which will be partially spun-off for the purpose of its merger in CSN, pursuant to Articles 226 and 229 of Law 6404/76 (Corporate Law).

When preparing this report, we used data and information provided by third parties, in the form of documents and oral interviews with the client. The estimates used in this process are based on documents and information, including but not limited to:

▪  Analytical Balance Sheet of CSN CIMENTOS on August 31, 2013.

▪  CSN CIMENTOS´s Bylaws

APSIS has recently appraised the following firms for publicly-held companies for a variety of reasons:

▪  AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

▪  BANCO PACTUAL S/A

▪  CIMENTO MAUÁ S/A

▪  ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

▪  ESTÁCIO PARTICIPAÇÕES S/A

▪  GERDAU S/A

▪  HOTÉIS OTHON S/A

▪  L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A

▪  LIGHT SERVIÇOS DE ELETRICIDADE S/A

▪  LOJAS AMERICANAS S/A

▪  MPX ENERGIA S/A

▪  PETRÓLEO BRASILEIRO S/A – PETROBRAS

▪  REPSOL YPF BRASIL S/A

▪  TAM TRANSPORTES AÉREOS MERIDIONAL S/A

▪  ULTRAPAR PARTICIPAÇÕES S/A

The APSIS team responsible for this project comprised the following professionals:

▪  AMILCAR DE CASTRO
Commercial Officer

▪  ANA CRISTINA FRANÇA DE SOUZA
Vice-President
Civil Engineer, Postgraduate  studies in Accounting (CREA/RJ 1991103043)

▪  ANTONIO LUIZ FEIJÓ NICOLAU
Executive Officer

▪  DANIEL GARCIA
Project Manager

▪  ERIVALDO ALVES DOS SANTOS FILHO
Accountant (CRC/RJ-100990/O-1)

▪  LUCILIA NICOLINI
Accountant (CRC/SP-107639/O-6)

▪  LUIZ PAULO CESAR SILVEIRA
Vice-President
Mechanical Engineer, Master in Business Administration (CREA/RJ 1989100165)

▪  MARCIA APARECIDA DE LUCCA CALMON
Technical Officer (CRC/SP-143169/O-4)

▪  MÁRCIA MOREIRA FRAZÃO DA SILVA
Executive Officer (CRC/RJ-106548/O-3)

▪  RENATA POZZATO CARNEIRO MONTEIRO
Vice-President

▪  RICARDO DUARTE CARNEIRO MONTEIRO
Chief Executive Officer
Civil Engineer, Postgraduate studies in Economic Engineering (CREA/RJ 1975102453)

▪  SERGIO FREITAS DE SOUZA
Executive Officer
Economist (CORECON/RJ 23521-0)

-0126/13-01                   4

2.  PRINCIPALS AND RESERVATIONS

The following information is important and should be read carefully.

This report has been drawn up in strict compliance with the fundamental principles listed below:

▪  The consultants have no direct or indirect interest in the companies involved or in the operation, nor is there any other relevant circumstance that could constitute a conflict of interest.

▪  APSIS’ professional fees have no relation whatsoever to the conclusions of this report.

▪  To the best of the consultants’ knowledge and belief, the analysis, opinions and conclusions expressed in this Report are based on true and accurate data, investigations, research and surveys.

▪  The information received from third parties is deemed to be accurate as its sources are cited in this Report.

▪  For projection purposes, we have assumed there are no liens or encumbrances of any nature, judicial or extra-judicial, on the companies in question, other than those listed in this Report.

▪  This Report presents all the limiting conditions, if any, imposed by the adopted methodologies that may affect the analyses, opinions and conclusions of said Report.

▪  The Report was prepared by APSIS and no one apart from its own consultants was involved in preparing its analyses and corresponding conclusions.

▪  APSIS assumes total responsibility for the appraisal material, including implicit content, for the exercise of its functions, especially that established in laws, codes or internal regulations.

▪  This Report has been drawn up in accordance with the criteria and recommendations established by the Brazilian Standards Bureau (ABNT), the Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards Council (IVSC), as well as requirements imposed by different bodies such as the Accounting Pronouncements Committee (CPC), the Ministry of Finance, the Central Bank, Banco do Brasil, the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance  (SUSEP), Income Tax Regulations (RIR) and the Brazilian Committee of Business Appraisers (CBAN), among others.

▪  The controlling company and management of the companies involved did not direct, limit, place difficulties upon or practice any acts that could have jeopardized access to, as well as the use or knowledge of the information, goods, documents or working methods that were important to the conclusions of this Report.

-0126/13-01                    5

3.  DISCLAIMER

▪  When preparing this Report, APSIS made use of data and information from historical accounting registers audited by third parties or unaudited, furnished in writing by the company’s management or obtained from cited sources. Consequently, APSIS has assumed that the data and information obtained for this Report is true and consistent and therefore accepts no responsibility in relation to its veracity or otherwise.

▪  The scope of this work does not include auditing the company’s financial statements or reviewing the work of its auditors. Consequently, APSIS is not expressing any opinion on the financial statements of the requesting company.

▪  We accept no responsibility for any losses suffered by the requesting company and its subsidiaries, partners, officers, creditors or other parties, resulting from the use of the data or information supplied by the company and presented in this Report.

▪  Our work was developed exclusively for the use of the requesting company and its partners for the purpose described above.

-0126/13-01                    6

4.   APPRAISAL METHODOLOGY

Examination of the already mentioned supporting documentation, in order to verify good bookkeeping in line with the legal, regulatory, normative and structural provisions governing the material, in accordance with accounting practices adopted in Brazil.

We examined CSN CIMENTOS’ accounting books and all other necessary documents for the preparation of this Report, which was based on CSN CIMENTOS´ balance sheet on August 31, 2013 (Exhibit 1).

In the opinion of the appraisers, CSN CIMENTOS´ assets and liabilities have been duly recorded.

-0126/13-01                   7

5.  APPRAISAL OF CSN CIMENTOS’ NET ASSETS

CSN CIMENTOS’s accounting books and all other necessary documents for the preparation of this Report were duly examined.

The appraisers concluded that the value of CSN CIMENTOS’s net assets, which will be partially spun-off for the purpose of their merger by CSN was two hundred forty-four million, three hundred ninety-three thousand, six hundred and eleven reais and eighty-seven centavos (R$244,393,611.87), on August 31, 2013, as shown in the adjacent table:

CSN CIMENTOS S.A.	PRO FORMA ACCOUNTING STATEMENTS
BALANCE SHEET (R$)	BALANCES ON 8/31/2013	NET ASSETS TO BE SPUN-OFF	PRO FORMA BALANCES AFTER SPIN-OFF
CURRENT ASSETS	506,560,579.70	104,415,695.89	402,144,883.81
Cash and cash equivalents	34,377,714.94		34,377,714.94
Trade accounts receivable	324,622,557.03		324,622,557.03
Payable to employees	161,181.93		161,181.93
Advances	104,571,948.57	104,415,695.89	156,252.68
Taxes recoverable	9,430,649.53		9,430,649.53
Inventories	33,287,426.00		33,287,426.00
Prepaid expenses	109,101.70		109,101.70
NON-CURRENT ASSETS	724,390,231.40	140,447,024.98	583,943,206.42
LONG-TERM ASSETS	164,702,644.68	46,560,040.98	118,142,603.70
Trade accounts receivable	42,447,283.98		42,447,283.98
Advances	188,063.51		188,063.51
Guarantees and deposits	5,395,601.75		5,395,601.75
Payable to employees	84,445.01		84,445.01
Taxes and contributions recoverable	5,677,562.25		5,677,562.25
Deferred income tax and social contribution	110,527,272.31	46,560,040.98	63,967,231.33
Prepaid expenses	382,415.87		382,415.87
PERMANENT ASSETS	559,687,586.72	93,886,984.00	465,800,602.72
INVESTMENTS	150,671,778.00	93,886,984.00	56,784,794.00
Investment in Usiminas	150,671,778.00	93,886,984.00	56,784,794.00
PROPERTY, PLANT AND EQUIPMENT	408,195,515.27	-	408,195,515.27
INTANGIBLE ASSETS	820,293.45	-	820,293.45
TOTAL ASSETS	1,230,950,811.10	244,862,720.87	986,088,090.23
CURRENT LIABILITIES	65,521,028.97	469,109.00	65,051,919.97
Loans and financings	14,686,526.93		14,686,526.93
Trade accounts payable	10,700,996.71	469,109.00	10,231,887.71
Payroll and related charges	2,487,074.37		2,487,074.37
Taxes payable	16,407,224.13		16,407,224.13
Advances	416,751.69		416,751.69
Other liabilities	457,442.46		457,442.46
Provisions	20,365,012.68		20,365,012.68
NON-CURRENT LIABILITIES	18,452,055.74	-	18,452,055.74
LONG-TERM LIABILITIES	18,452,055.74	-	18,452,055.74
Trade accounts payable	15,767,299.86		15,767,299.86
Provisions	34,469.07		34,469.07
Contingent liabilities	2,650,286.81		2,650,286.81
SHAREHOLDERS' EQUITY	1,146,977,726.39	244,393,611.87	902,584,114.52
Capital stock	1,325,313,887.49	220,412,818.06	1,104,901,069.43
Comprehensive income	33,322,700.45	23,980,793.81	9,341,906.64
Accrued income/ losses	(211,658,861.55)		(211,658,861.55)
TOTAL LIABILITIES	1,230,950,811.10	244,862,720.87	986,088,090.23

-0126/13-01                   8

6.  CONCLUSION

Following the examination of the previously mentioned documents and based on APSIS´s own studies, the appraisers concluded that the value of CSN CIMENTOS’ net assets, which will be partially spun-off for the purpose of their merger by CSN was two hundred forty-four million, three hundred ninety-three thousand, six hundred and eleven reais and eighty-seven centavos (R$244,393,611.87), on August 31, 2013.

Having concluded Report SP-0126/13-01, consisting of nine (9) written pages and two (2) exhibits, APSIS Consultoria e Avaliações Ltda. (CRC/RJ-005112/O-9), a company specializing in the appraisal of goods, legally represented by its executive officers, is available to clarify any doubts that may arise.

São Paulo, September 10, 2013.

-0126/13-01                   9

MARCIA APARECIDA DE LUCCA CALMON Executive Officer (CRC/SP-143169/O-4)	DANIEL GARCIA Project Manager

-0126/13-01                   10

7.  EXHIBITS

1.    SUPPORTING DOCUMENTATION

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

-0126/13-01                   11

EXHIBIT 1

CSN CIMENTOS S.A.
(Amounts in R$)

		Balance on 8/31/2013
10000000 ASSETS
11000000 CURRENT ASSETS
11010000 CASH EQUIVALENTS
11010100 CASH
11010103	CASH - SP	964.69
TOTAL CASH AND CASH EQUIVALENTS		964.69
11010200 TRANSACTION ACCOUNTS
11010201	BANCO BRADESCO-TRANSACTION ACCOUNT	9,298.67
11010204	BANCO DO BRASIL VR - TRANSACTION ACCOUNT	11,056.48
11010208	BANCO ITAÚ-TRANSACTION ACCOUNT	464,940.74
11010213	CAIXA ECONÔMICA FEDERAL-VR-TRANSACTION ACCOUNT	6,357.72
11010225	BANCO FIBRA-TRANSACTION ACCOUNT	3,497.25
11010228	BANCO SANTANDER-TRANSACTION ACCOUNT	6,185.03
11010254	BANCO PACTUAL - TRANSACTION ACCOUNT	369
11010275	BANCO ITAÚ BBA NASSAU BRANCH	3,624.06
TOTAL TRANSACTION ACCOUNTS		505,328.95
11010300 FUNDS
11010302	FIXED-RATE FUNDS ABROAD	56.25
TOTAL FUNDS		56.25
11010400 BANK RECONCILIATION
11010401	BANCO BRADESCO-RECONCILIATION	211,624.33
11010404	BANCO DO BRASIL VR-RECONCILIATION	2,039,418.94
11010408	BANCO ITAÚ-RECONCILIATION	1,477,779.35
11010413	CAIXA ECONÔMICA FEDERAL-VR-RECONCILIATION	-46,166.36
11010428	BANCO SANTANDER-VR-RECONCILIATION	-966.78
11010470	(-) PROV. BANK GUARANTEE COMMISSION	-279,657.91
11010498	BANCO CARGA- RECONCILIATION	-2,063,805.90
TOTAL BANK RECONCILIATION		1,338,225.67
110110 CASH EQUIVALENTS (UP TO 90 D)
11011000 FINANCIAL INVESTMENTS
11011001	EXCLUSIVE FUNDS	32,533,139.38
11011004	THIRD-PARTY FUNDS - FOREIGN CURRENCY	0
TOTAL CASH EQUIVALENTS (UP TO 90 D)		32,533,139.38
TOTAL CASH EQUIVALENTS (UP TO 90 D)		32,533,139.38
TOTAL CASH AND CASH EQUIVALENTS		34,377,714.94

11050000 TRADE ACCOUNTS RECEIVABLE
11050100 CLIENTS - THIRD-PARTIES
11050101	DOMESTIC CLIENTS	26,631,512.17
TOTAL CLIENTS - THIRD PARTIES		26,631,512.17
11050200 CLIENTS - DOMESTIC SUBSIDIARIES AND AFFILIATES
11050217	TRADE ACCOUNTS RECEIVABLE- CIA. SIDERÚRGICA NACIONAL	340,734,395.24
11050246	TRADE ACCOUNTS RECEIVABLE- CBSI	8,524.44
11050295	TRADE ACCOUNTS RECEIVABLE- DOMESTIC INVESTEES	-42,447,283.98
TOTAL CLIENTS - DOMESTIC SUBSIDIARIES		298,295,635.70
11050900 ALLOWANCE FOR DOUBTFUL ACCOUNTS
11050901	ESTIMATED DOUBTFUL ACCOUNT LOSSES	-179,555.22
11050902	ESTIMATED DOUBTFUL ACCOUNT LOSSES - ALLOWANCE	-125,035.62
TOTAL ALLOWANCE FOR DOUBTFUL ACCOUNTS		-304,590.84
TOTAL TRADE ACCOUNTS RECEIVABLE		324,622,557.03

11100000 OTHER RECEIVABLES
11100100 SECURITIES RECEIVABLE
11100147	REIMBURSEMENT - TECNOSOLO - SHORT TERM	18,600,000.00
11100148	( - ) REIMBURSEMENT - TECNOSOLO - SHORT TERM	-18,600,000.00
TOTAL SECURITIES RECEIVABLE		0
TOTAL OTHER RECEIVABLES		0

11150000 EMPLOYEE EXPENSES
11150100 EMPLOYEES
11150102	ADVANCES FOR DOMESTIC TRAVELS	200
11150107	ADVANCES FOR EXPENSES	2,458.05
11150130	MEAL VOUCHER	287.35
11150134	LOANS TO EMPLOYEES - A.C.	120,642.78
11150142	OTHER EMPLOYEE EXPENSES	42,509.23
11150145	BADGES	-36
11150148	BASIC-NEEDS GROCERY PACKAGE	-4,879.48
TOTAL EMPLOYEES		161,181.93
TOTAL EMPLOYEE EXPENSES		161,181.93

11250000 ADVANCES IN CASH
11250100 TRADE ACCOUNTS PAYABLE
11250101	ADVANCES TO DOMESTIC SUPPLIERS	15,914,447.92
11250125	ADVANCES TO CBSI - ACCOUNTING	156,252.68
TOTAL TRADE ACCOUNTS PAYABLE		16,070,700.60
11250200 CONTRACTORS
11250209	ADVANCES TO CIA. SIDERÚRGICA NACIONAL	88,501,247.97
TOTAL CONTRACTORS		88,501,247.97
TOTAL ADVANCES IN CASH		104,571,948.57

11350000 OTHER LONG-TERM RECEIVABLES
11350200 RECOVERABLE TAXES
11350201	RECOVERABLE IPI - SHORT TERM	3,738,411.13
11350202	RECOVERABLE ICMS TAX - SHORT TERM	62,501.67
11350203	TAXES IN TRANSFER-PREMISES	281,911.56
11350206	IRRF ON FINANCIAL OPERATIONS	974,730.13
11350212	RECOVERABLE PIS	434,526.17
11350213	PREPAID CSLL	3,235,493.65
11350215	RECOVERABLE COFINS	2,001,453.86
11350217	PREPAID IRPJ	8,973,482.38
11350218	TAX CREDITS-LAWSUITS IN PROGRESS	1,560,198.66
11350219	ICMS - FIXED ASSETS	373,811.85
11350220	ICMS - FIXED ASSETS - SHORT TERM	3,080.46
11350239	COFINS - LAW 10833/03	0.01
11350244	COFINS TO OFFSET	0.01
11350270	PREPAID IRPJ (REDUCTION) (-)	-8,973,482.38
11350271	PREPAID CSLL (REDUCTION) (-)	-3,235,493.65
11350297	OTHER RECOVERABLE TAXES	24.02
TOTAL RECOVERABLE TAXES		9,430,649.53
TOTAL OTHER LONG-TERM RECEIVABLES		9,430,649.53

11400000 INVENTORIES
11400100 FINISHED PRODUCTS
11400107	CEMENT	1,309,051.45
TOTAL FINISHED PRODUCTS		1,309,051.45
11400300 PRODUCTS FOR SALE
11400301	MATERIAL FOR RESALE	610,377.94
TOTAL PRODUCTS FOR SALE		610,377.94
11400400 PRODUCTS IN PROCESS
11400404	PROD. IN PROCESS - CEMENT	1,787,739.05
TOTAL PRODUCTS IN PROCESS		1,787,739.05
11400600 RAW MATERIAL
11400601	OTHER RAW MATERIAL	9,673,202.48
TOTAL RAW MATERIAL		9,673,202.48
11400700 STOREROOMS
11400701	STOREROOMS	354,314.79
11400702	PRODUCTION INPUTS AND SUPPLIES	123,290.24
11400703	FUEL GASES AND LUBRICANTS	148,791.93
11400704	PACKAGE MATERIAL	404,338.01
11400705	SUNDRY MAINTENANCE AND CONSUMPTION MATERIALS	21,497,058.49
11400790	INVENTORIES IN PROGRESS TRANSFERRED TO PP&E	-3,695,706.05
TOTAL STOREROOMS		18,832,087.41
11401000 IMPORTS IN PROGRESS
11401018	IMPORTS IN PROGRESS	1,249,790.17
TOTAL IMPORTS IN PROGRESS		1,249,790.17
11401300 PROVISION FOR INVENTORY LOSS
11401301	(-)PROVISION FOR INVENTORY LOSS	-174,822.50
TOTAL PROVISION FOR INVENTORY LOSS		-174,822.50
TOTAL INVENTORIES		33,287,426.00

CSN CIMENTOS S.A.
(Amounts in R$)

		Balance on 8/31/2013
11500000 PREPAID EXPENSES
11500100 PREPAID EXPENSES
11500101	TAXES AND FEES	109,101.70
TOTAL PREPAID EXPENSES		109,101.70
TOTAL PREPAID EXPENSES		109,101.70

TOTAL CURRENT ASSETS		506,560,579.70

12000000 LONG TERM RECEIVABLES
12010000 OBLIGATIONS, RESERVE REQUIREMENT FUNDS
12010100 RESERVE REQUIREMENTS
12010101	ELETROBRAS	84,519.31
12010102	PROVISION FOR LOSS- ELETROBRAS	-84,519.31
TOTAL RESERVE REQUIREMENTS		0

12200000 AMOUNTS RECEIVABLE - LONG TERM
12200400 OTHER COMPANIES
12200438	TRADE ACCOUNTS RECEIVABLE CSN - LONG TERM	42,447,283.98
TOTAL OTHER COMPANIES		42,447,283.98
TOTAL TRADE ACCOUNTS RECEIVABLE - LONG TERM		42,447,283.98

12210000 ADVANCES IN CASH
12210100 TRADE ACCOUNTS PAYABLE
12210102	ADVANCES CBSI - ACCOUNTING	188,063.51
TRADE ACCOUNTS PAYABLE		188,063.51
TOTAL ADVANCES IN CASH		188,063.51

12250000 SECURITY AND DEPOSITS
12250100 JUDICIAL AND ADMINISTRATIVE
12250301	JUDICIAL DEPOSITS - LABOR	6,653,271.89
12250302	JUDICIAL DEPOSITS - TAX	207,129.57
12250303	JUDICIAL DEPOSITS - CIVIL	199,506.25
12250399	JUDICIAL DEPOSITS - CONTRA ACCOUNT	-1,664,305.96
TOTAL JUDICIAL AND ADMINISTRATIVE		5,395,601.75
TOTAL SECURITY AND DEPOSITS		5,395,601.75

12350000 SECURITIES RECEIVABLE
12350100	SECURITIES RECEIVABLE
12350146	REIMBURSEMENT TECNOSOLO - SHORT TERM	16,000,000.00
12350148	( - ) REIMBURSEMENT TECNOSOLO - LONG TERM	-16,000,000.00
TOTAL SECURITIES RECEIVABLE		0

12400000 OTHER RECEIVABLES
12400100 EMPLOYEE EXPENSES
12400105	PLANO NOVÍSSIMO LOAN	107,657.86
12400106	(-) PLANO NOVÍSSIMO LOAN INSURANCE	-23,212.85
TOTAL EMPLOYEE EXPENSES		84,445.01
12400300 TAXES, CONTRIB. AND FEES TO OFFSET
12400304	FIXED ASSET ICMS	672,646.79
12400305	FIXED ASSET ICMS - SHORT TERM	840.16
12400314	PIS ON FIXED ASSET ACQUISITION	892,618.85
12400315	COFINS ON FIXED ASSET ACQUISITION	4,111,456.45
TOTAL TAXES, CONTRIB. AND FEES TO OFFSET		5,677,562.25
TOTAL OTHER RECEIVABLES		5,762,007.26

12470000 DEFERRED IRPJ (LONG TERM)
12470100 DEFERRED IRPJ (LONG TERM)
12470101	DEFERRED IRPJ (LONG TERM)	90,768,873.00
12470105	IRPJ - COMPREHENSIVE INCOME	52,565.89
12470110	IRPJ - DEFERRED LIABILITIES (-)	-12,937,065.39
TOTAL DEFERRED IRPJ (LONG TERM)		77,884,373.50
TOTAL DEFERRED IRPJ (LONG TERM)		77,884,373.50

12480000 DEFERRED CSLL (LONG TERM)
12480100 DEFERRED CSLL (LONG TERM)
12480101	DEFERRED CSLL (LONG TERM)	37,281,318.64
12480105	CSLL - COMPREHENSIVE INCOME	18,923.72
12480110	CSLL - DEFERRED LIABILITIES (-)	-4,657,343.55
TOTAL DEFERRED CSLL (LONG TERM)		32,642,898.81
TOTAL DEFERRED CSLL (LONG TERM)		32,642,898.81

12500000 PREPAID EXPENSES
12500100 PREPAID EXPENSES
12500119	PREPAID EXPENSES - PENSION PLAN	382,415.87
TOTAL PREPAID EXPENSES		382,415.87
TOTAL PREPAID EXPENSES		382,415.87

TOTAL LONG TERM RECEIVABLES		164,702,644.68

13000000 PERMANENT ASSETS
13010000 INVESTMENTS
13010500 OWNERSHIP INTEREST FOR TAX INCENTIVES
13010501	FINOR - NORTHEAST REGION INVESTMENT FUND	61,435.50
13010503	EMBRAER	13,043.84
13010504	EMBRAER - LAW8200/91	3,337.36
13010520	PROVISION FOR LOSS - OTHER TAX INCENTIVES	-77,816.70
TOTAL OWNERSHIP INTEREST FOR TAX INCENTIVES		0
13011000 STATED AT ACQUISITION COST
13011001	TELEBRÁS	39,219.28
13011002	ELETROBRÁS	19,656.00
13011005	CIA TELEFONICA BRASILEIRA	23,775.43
13011020	PROVISION FOR LOSS - STATED AT ACQUISITION COST	-82,650.71
13011022	USIMINAS	369,645,175.64
13011023	USIMINAS - INVESTMENT ADJUSTMENT	-218,973,397.64
TOTAL STATED AT ACQUISITION COST		150,671,778.00
TOTAL INVESTMENTS		150,671,778.00

13050000 PROPERTY, PLANT AND EQUIPMENT
13050100 OPERATING ASSETS
13050101	FURNITURE AND FIXTURES	1,131,651.52
13050102	EQUIPMENT AND PREMISES	199,047,838.12
13050103	BUILDINGS	233,992,355.50
13050105	HARDWARE	1,884,801.97
13050107	SUPPORT LAND	1,400,000.40
13050113	LEASEHOLD IMPROVEMENT	395,427.98
13050115	STOREROOM - SPARE PARTS	1,060,093.83
13050118	STOREROOM - SPARE PARTS PL-34	895,972.93
13050190	INVENTORIES IN PROGRESS - CURRENT MOVEMENT	3,695,706.05
TOTAL OPERATING ASSETS		443,503,848.30
13050200 PROPERTY, PLANT AND EQUIPMENT AMORTIZATION
13050201	(-) ACCUMULATED DEPRECIATION ON FURNITURE AND FIXTURES	-398,911.70
13050202	(-) ACCUMULATED DEPRECIATION ON EQUIPMENT AND PREMISES	-26,642,867.35
13050203	(-) ACCUMULATED DEPRECIATION ON BUILDINGS	-15,390,828.61
13050205	(-) ACCUMULATED DEPRECIATION ON HARDWARE	-1,383,004.96
13050213	(-) ACCUMULATED DEPRECIATION ON LEASEHOLD IMPROVEMENTS	-41,656.66
TOTAL PROPERTY, PLANT AND EQUIPMENT AMORTIZATION		-43,857,269.28
13050300 CURRENT WORKS
13050301	CONSTRUCTION IN PROGRESS	7,819,189.86
TOTAL CURRENT WORKS		7,819,189.86
13050700 IMPORTS IN PROGRESS - PROPERTY, PLANT AND EQUIPMENT
13050701	IMPORTS IN PROGRESS - PROPERTY, PLANT AND EQUIPMENT	729,746.39
TOTAL IMPORTS IN PROGRESS - PROPERTY, PLANT AND EQUIPMENT		729,746.39
TOTAL PROPERTY, PLANT AND EQUIPMENT		408,195,515.27

13090000 INTANGIBLE ASSETS
13090200 INTANGIBLE ASSETS IN AMORTIZATION
13090201	SOFTWARE	1,361,699.97
TOTAL INTANGIBLE ASSETS IN AMORTIZATION		1,361,699.97
13090300 ACCUMULATED AMORTIZATION
13090301	(-) A.A. SOFTWARE	-541,406.52
TOTAL ACCUMULATED AMORTIZATION		-541,406.52
TOTAL INTANGIBLE ASSETS		820,293.45

TOTAL PERMANENT ASSETS		559,687,586.72

TOTAL ASSETS		1,230,950,811.10

CSN CIMENTOS S.A.
(Amounts in R$)

		Balance on 8/31/2013
20000000 LIABILITIES
21000000 CURRENT LIABILITIES
21010000 LOANS AND BORROWINGS-PRINCIPAL
21010100 DOMESTIC CURRENCY
21010102	BNDES PRINC-CP MI	-12,640,103.60
21010142	(-) UNAMORTIZED TRANSACTION COSTS - CPC	65,656.37
TOTAL DOMESTIC CURRENCY		-12,574,447.23
21010200 FOREIGN CURRENCY
21010201	BNDES-PRINC. DOLLAR CP.ME	-2,071,072.50
21010242	TRANSACTION COSTS CP ME (CPC 08)	8,123.79
TOTAL FOREIGN CURRENCY		-2,062,948.71
TOTAL LOANS AND BORROWINGS-PRINCIPAL		-14,637,395.94

21080000 LOANS AND BORROWINGS-CHARGES
21080100 DOMESTIC CURRENCY
21080102	BNDES CHARGES-CP MI	-43,294.85
TOTAL DOMESTIC CURRENCY		-43,294.85
21080200 FOREIGN CURRENCY
21080201	BNDES-DOLLAR CHARGES CP.ME	-5,836.14
TOTAL FOREIGN CURRENCY		-5,836.14
TOTAl LOANS AND BORROWINGS-CHARGES		-49,130.99

21150000 TRADE ACCOUNTS PAYABLE
21150100 TRADE ACCOUNTS PAYABLE - THIRD PARTIES
21150101	DOMESTIC SUPPLIERS	-3,345,333.25
21150102	FOREIGN SUPPLIERS	-1,755,492.27
21150103	ACCOUNTS PAYABLE TO EMPLOYEES	-448.2
21150106	FINANCIAL INSTITUTIONS	-3,266.80
21150121	DOMESTIC SUPPLIERS-MONETARY VARIATION	-537.38
21150122	FOREIGN SUPPLIERS-MONETARY VARIATION	-45,706.96
TOTAL TRADE ACCOUNTS PAYABLE - THIRD PARTIES		-5,150,784.86
21150200 TRADE ACCOUNTS PAYABLE - INVESTEES
21150209	SUPPLIER - CIA.SIDERÚRGICA NACIONAL	-469,109.00
21150245	SUPPLIER - CBSI	-303,264.76
TOTAL TRADE ACCOUNTS PAYABLE - INVESTEES		-772,373.76
21159900 OFFSET
21159998	INCOME TAX PAYMENT OFFSET - SERVICES	-3,698,150.01
21159999	INCOME TAX PAYMENT OFFSET - PRODUCTS	-1,079,688.08
TOTAL OFFSET		-4,777,838.09
TOTAL TRADE ACCOUNTS PAYABLE		-10,700,996.71

21200000 PAYROLL, FEES AND RELATED CHARGES
21200100 PAYROLL
21200108	PAYROLL PAYABLE	-42,759.83
21200109	PROVIVION FOR VACATION PAY	-1,360,823.20
21200110	PROVISION - DISCOUNTS IN VACATION PAY	-6,985.12
21200111	PROVISION FOR CHRISTMAS BONUS	-807,926.76
21200112	ADVANCES FOR CHRISTMAS BONUS	233,334.13
TOTAL PAYROLL		-1,985,160.78
21200300 SOCIAL CONTRIBUTION PAYABLE
21200314	INSS - LAW 9711	-29,029.45
21200315	INSS SELF-EMPLOYED INDIVIDUALS - NORMATIVE INSTRUCTION 87/03	-2,236.56
21200316	INSS SERVICE RENDERING-CO-OPERATIVE-LAW	-68.82
21200317	INSS SELF-EMPLOYED INDIVIDUALS-SUPLEMENTARY LAW 84/96	-46,919.99
21200319	FGTS PAYABLE - SHORT TERM	-82,177.08
21200321	TRADE UNION CONTRIBUTIONS - EMPLOYEES - SHORT TERM	-46,213.50
21200322	CBS-COMPANY - SHORT TERM	-1,118.97
21200323	SENAI - SHORT TERM	-8,198.69
21200324	SESI - SHORT TERM	-12,297.67
21200325	WORKPLACE ACCIDENT INSURANCE-SAT	-24,595.48
21200326	INSS - COMPANY - SHORT TERM	-170,491.33
21200327	INSS - TRANSFER TO EMPLOYEE - SHORT TERM	-69,219.92
21200328	SOCIAL SECURITY ACCIDENT FACTOR	-9,346.13
TOTAL SOCIAL CONTRIBUTION PAYABLE		-501,913.59
TOTAL PAYROLL, FEES AND RELATED CHARGES		-2,487,074.37

21300000 TAXES PAYABLE
21300100 TAXES PAYABLE
21300102	CSLL, COFINS AND PIS - WITHHOLDING TAX	-10,129.83
21300104	IRRF - SERVICES RENDERED	-7,352.83
21300108	ICMS PAYABLE	-7,258,384.36
21300109	ICMS -LAW 1423/89 - RATE DIFFERENTIAL	78,211.92
21300112	ICMS - TAX SUBSTITUTION	-1,658,057.64
21300113	PIS PAYABLE - SHORT TERM	-602,255.75
21300114	CSLL PAYABLE (L.7689/88)	-3,882,271.40
21300115	COFINS PAYABLE CP	-2,774,026.72
21300117	ISS WITHHELD FROM THIRD PARTIES - VOLTA REDONDA	-48,644.01
21300119	IRPJ PAYABLE	-10,768,087.23
21300121	ISS WITHHELD FROM THIRD PARTIES - ITAGUAI	-41,164.38
21300143	ISS WITHHELD FROM THIRD PARTIES - INAL JUIZ DE	-3,411.30
21300157	IRRF-EMPLOYEES	-46,032.75
21300158	ISS WITHHELD FROM THIRD PARTIES - RIO DE JANEIR	-135
21300161	ISS WITHHELD FROM TIRD PARTIES - MAUÁ	-16,912.27
21300166	TAX SUBSTITUTION-TRADE ACCOUNTS PAYABLE	175.43
21300170	IRPJ PAYABLE - REDUCTION (-)	8,973,482.38
21300171	CSLL PAYABLE - REDUCTION (-)	3,235,493.65
21300172	ISS WITHHELD FROM THIRD PARTIES - QUEIMADOS	-26,840.09
TOTAL TAXES PAYABLE		-14,856,342.18
21300200 LIABILITIES AND TAXES IN INSTALLMENTS
21300214	INSTALLMENT PAYMENT - LAW 11941/09	-1,550,881.95
TOTAL LIABILITIES AND TAXES IN INSTALLMENTS		-1,550,881.95
TOTAL TAXES PAYABLE		-16,407,224.13

21350000 ADVANCES
21350100 ADVANCES FROM THIRD PARTY CLIENTS
21350101	ADVANCES FROM CLIENTS	-416,751.69
TOTAL ADVANCES FROM THIRD PARTY CLIENTS		-416,751.69
TOTAL AVANCES		-416,751.69

21400000 PAYABLES
21400100 CURRENT ACCOUNTS-INVESTEES
21400137	C/C PRADA	-2,850.27
TOTAL CURRENT ACCOUNTS-INVESTEES		-2,850.27
21400400 OTHER ACCOUNTS
21400439	PRIVATE	-143
21400443	FNDE-TRANSFER TO EMPLOYEES	-20,496.15
21400444	CBS-LOANS	0.41
21400445	GROUP LIFE INSURANCE	96,941.67
21400446	JUDICIAL CONSIGNATION	-1,525.89
21400447	VEHICLE INSURANCE	-2,529.66
TOTAL OTHER ACCOUNTS		72,247.38
TOTAL ACCOUNTS PAYABLE		69,397.11

21450000 OTHER LIABILITIES
21450300 EMPLOYEE PROFIT SHARING
21450303	EMPLOYEE PROFIT SHARING	-526,839.57
TOTAL EMPLOYEE PROFIT SHARING		-526,839.57
TOTAL OTHER LIABILITIES		-526,839.57

CSN CIMENTOS S.A.
(Amounts in R$)

		Balance on 8/31/2013
21500000 PROVISIONS
21500400 RENOVATIONS AND MAINTENANCES
21500403	PROVISION FOR CONSUMABLES AND SERVICES	-7,480,037.03
TOTAL RENOVATIONS AND MAINTENANCES		-7,480,037.03
21500500 OTHER PROVISIONS
21500506	PROVISION FOR SERVICES RENDERED	-19,375.37
TOTAL OTHER PROVISIONS		-19,375.37
TOTAL PROVISIONS		-7,499,412.40

21510000 CONTINGENT LIABILITIES - SHORT TERM
21510200 PROVISIONS FOR CONTINGENCIES
21510201	LABOR	-12,069,701.10
21510202	CIVIL	-795,899.18
TOTAL PROVISIONS - FOR CONTINGENCIES		-12,865,600.28
TOTAL CONTINGENT LIABILITIES - SHORT TERM		-12,865,600.28

TOTAL CURRENT LIABILITIES		-65,521,028.97

22000000 LONG-TERM LIABILITIES
22100000 PAYABLES
22100200 LIABILITIES AND TAXES IN INSTALLMENT
22100215	INSTALLMENT PAYMENT - LAW 11.941/09	-15,767,299.86
TOTAL LIABILITIES AND TAXES IN INSTALLMENT		-15,767,299.86
TOTAL PAYABLES		-15,767,299.86

22200000 PROVISIONS
22200100 OTHER PROVISIONS
22200105	PENSION FUND CVM RESOLUTION 371/2000	-34,469.07
TOTAL OTHER PROVISIONS		-34,469.07
TOTAL PROVISIONS		-34,469.07

22300000 CONTINGENT LIABILITIES - LONG TERM
223002 NET CONTINGENCIES
22300200 CONTINGENT LIABILITIES
22300203	TAX CONTINGENCIES	-2,650,286.81
TOTAL CONTINGENT LIABILITIES		-2,650,286.81
TOTAL NET CONTINGENCIES		-2,650,286.81
TOTAL CONTINGENT LIABILITIES - LONG TERM		-2,650,286.81

TOTAL LONG-TERM LIABILITIES		-18,452,055.74

2423 EQUITY AND NON-CONTROLLING INTEREST
24 EQUITY
24010000 CAPITAL STOCK
24010100 PAID-IN SHARES
24010101	COMMON SHARES	-1,325,313,887.49
TOTAL PAID-IN SHARES		-1,325,313,887.49
TOTAL CAPITAL STOCK		-1,325,313,887.49
240800 COMPREHENSIVE INCOME
24081500 ACTUARIAL GAINS AND LOSSES FROM PENSION PLAN
24081501	ACTUARIAL GAINS AND LOSSES FROM PENSION PLAN	515,311.46
24081590	DEFERRED SOCIAL CONTRIBUTION	-46,378.03
24081595	DEFERRED INCOME TAX	-128,827.87
24081597	REFLEXIVE ACTUARIAL GAINS AND LOSSES - TRANSFER TO PROFIT	-340,105.56
TOTAL ACTUARIAL GAINS AND LOSSES FROM PENSION PLAN		0
24081600 GAINS AND LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS
24081602	GAINS AND LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS-USIMINAS	-50,488,940.00
24081690	DEFERRED SOCIAL CONTRIBUTION	4,544,004.59
24081695	DEFERRED INCOME TAX	12,622,234.96
TOTAL LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS		-33,322,700.45
TOTAL COMPREHENSIVE INCOME		-33,322,700.45
24100000 RETAINED EARNINGS OR ACCUMULATED LOSSES
24100100 FROM PRIOR YEARS
24100101	RETAINED EARNINGS/ ACCUMULATED LOSSES	250,887,250.29
TOTAL PRIOR-YEAR RETAINED EARNINGS/ ACCUMULATED LOSSES		250,887,250.29
24100300 CURRENT YEAR
24100301 PROFIT FOR THE YEAR		-39,228,388.74
TOTAL RETAINED EARNINGS OR ACCUMULATED LOSSES		211,658,861.55
TOTAL EQUITY		-1,146,977,726.39

TOTAL EQUITY AND NON-CONTROLLING INTEREST		-1,146,977,726.39

TOTAL LIABILITIES		-1,230,950,811.10

CSN CIMENTOS S.A.
(Amounts in R$)

		Balance on 8/31/2013
30000000 PROFIT/LOSS FOR THE YEAR
3RAIRCS PROFIT/LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION
3RO OPERATING RESULT
3LB GROSS PROFIT
31000000 GROSS REVENUE FROM SALES
31010000 DOMESTIC SALES
31010900 PRODUCTS FOR SALE
31010901	MATERIALS FOR RESALE	-11,281,339.24
TOTAL PRODUCTS FOR SALE		-11,281,339.24
31011100 CEMENT
31011101	CEMENT	-363,365,885.88
TOTAL CEMENT		-363,365,885.88
TOTAL DOMESTIC SALES		-374,647,225.12
TOTAL GROSS REVENUE FROM SALES		-374,647,225.12
32000000 DEDUCTIONS FROM GROSS REVENUE
32010000 DEDUCTIONS FROM GROSS REVENUE - DOMESTIC MARKET
32010100 TAXES ON SALES
32010101	IPI	85,504.63
32010102	ICMS	59,532,733.16
32010106	ICMS - TAX OUTSOURCING	15,205,909.28
TOTAL TAXES ON SALES		74,824,147.07
32010200 CONTRIBUTIONS ON SALES
32010201	PIS	5,966,937.51
32010202	COFINS	27,484,075.81
TOTAL CONTRIBUTIONS ON SALES		33,451,013.32
32010400 REBATES
32010401	REBATES ON SALES - DM	-687,365.14
TOTAL REBATES		-687,365.14
TOTAL DEDUCTIONS FROM GROSS REVENUE - DOMESTIC MARKET		107,587,795.25
TOTAL DEDUCTIONS FROM GROSS REVENUE		107,587,795.25
3RL NET REVENUE		-267,059,429.87
41 COST OF GOODS SOLD AND SERVICES RENDERED
41000000 COST OF GOODS SOLD AND SERVICES RENDERED
41010000 DOMESTIC MARKET COST
41010900 PRODUCTS FOR SALE
41010901	MATERIALS FOR RESALE	9,836,793.20
TOTAL PRODUCTS FOR SALE		9,836,793.20
41011100 CEMENT
41011101	CEMENT	169,675,305.87
TOTAL CEMENT		169,675,305.87
TOTAL DOMESTIC MARKET COST		179,512,099.07
TOTAL COST OF GOODS SOLD AND SERVICES RENDERED		179,512,099.07
4100000B EXPENSES IN THE PERIOD
410603 COST VARIATIONS
42060300 STROREROOM PRICE DIFFERENCES/PM
42060301	STOREROOM PRICE DIFFERENCES	1,658,811.15
42060302	STOREROOM MATERIAL LEDGER DIFFERENCES	-74,066.10
42060303	STOREROOM LOWER LEVEL PRICE DIFFERENCES	-4,370.90
42060305	INVENTORY TRANSFER DIFFERENCE	-1,022,798.08
42060309	STOREROOM VARIATION - SCRAP	-528,274.02
TOTAL STOREROOM PRICE DIFFERENCE /PM		29,302.05
42060310 PROCESSING PRODUCT PRICE DIFFERENCES
41090319	PROCESSING COST VARIATIONS	-727,942.55
42060311	PROCESSING PRODUCT PRICE DIFFERENCES	-7,200,429.14
42060351	PRICE DIFFERENCE - STROREROOM (PRD)	5,440.86
TOTAL PROCESSING PRODUCT PRICE DIFFERENCE		-7,922,930.83
42060320 FINISHED PRODUCT PRICE DIFFERENCES
41090329	FINISHED PRODUCT COST VARIATIONS	-8,787.91
42060321	FINISHED PRODUCT PRICE DIFFERENCES	2,776,071.31
42060322	FINISHED PRODUCT MATERIAL LEDGER DIFFERENCES	17,973,112.83
42060323	FINISHED PRODUCT LOWER LEVEL PRICE DIFFERENCES	-2,721,841.04
42060325	INVENTORY TRANSFER DIFFERENCES	-10,826,725.49
42060329	FINISHED PRODUCT VARIATION - SCRAP	5,673.49
TOTAL FINISHED PRODUCT PRICE DIFFERENCES		7,197,503.19
TOTAL COST VARIATIONS		-696,125.59
41090000 INVENTORY ADJUSTMENTS
41010198	UNDER INCORPORATION	1,164,919.53
41090101	INVENTORY ADJUSTMENT	-9,725.55
41090102	SUPPLY DEMURRAGE	4,679.11
41090331	INVENTORY LOSSES	143,756.31
TOTAL INVENTORY ADJUSTMENTS		1,303,629.40
TOTAL EXPENSES IN THE PERIOD		607,503.81
TOTAL COST OF GOODS SOLD AND SERVICES RENDERED		180,119,602.88
TOTAL GROSS PROFIT		-86,939,826.99
4DROP OPERATING EXPENSES/REVENUE
42010000 SELLING EXPENSES
42010100 DISTRIBUTION C0ST
42010101	FREIGHT - HIGHWAY - DOMESTIC MARKET	21,030,423.59
42010103	MRS.- RAILWAY TRANSPORT FOR THE COMPANY	166,473.18
42010113	TOLL VOUCHER PM 2.025-1/00 - DM	3,731,194.89
TOTAL DISTRIBUTION COST		24,928,091.66
42010200 PROV. FOR DOUBTFUL ACCOUNTS
42010201	PROV. FOR DOUBTFUL ACCOUNTS - PDA	69,762.73
42010202	ABSORPTION OF AMOUNTS	122.37
42010203	UNRECEIVED CREDITS	57,424.98
TOTAL PROV FOR DOUBTFUL ACCOUNTS		127,310.08
42010300 PRIMARY COSTS - SALES
42010302	PAYROLL AND LABOR CHARGES	4,794,463.12
42010303	DEPREC. AND AMORT.	311,038.93
42010306	PRIMARY COSTS - SALES	11,608,397.58
42010307	SOCIAL SECURITY - INSS	825,450.65
42010308	BENEFITS	556,556.20
42010309	GOVERNMENT SEVERANCE INDEMNITY FUND FOR EMPLOYEES - FGTS	307,570.96
42010311	EMPLOYEES' PROFIT SHARING	648,035.38
TOTAL PRIMARY COSTS - SALES		19,051,512.82
TOTAL SELLING EXPENSES		44,106,914.56
42020000 GENERAL AND ADMINISTRATIVE EXPENSES
42020100 ADMINISTRATIVE EXPENSES
42020101	G.A. EXPENSES - PRIMARY COSTS	736
42020103	PAYROLL AND LABOR CHARGES	341,442.75
42020104	DEPREC. AND AMORT.	16,271.33
42020105	SERVICES	485,895.32
42020106	DOMESTIC TRAVEL EXPENSES	7,014.60
42020108	PRIMARY COSTS - OTHER COMPANIES	110,003.12
42020109	SOCIAL SECURITY - INSS	57,904.73
42020110	BENEFITS	43,224.41
42020111	GOVERNMENT SEVERANCE INDEMNITY FUND FOR EMPLOYEES -FGTS	18,528.88
TOTAL ADMINISTRATIVE EXPENSES		1,081,021.14
42020200 OTHER ADMINISTRATIVE EXPENSES
46010101	EMPLOYEES' PROFIT SHARING	37,805.87
TOTAL OTHER ADMINISTRATIVE EXPENSES		37,805.87
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		1,118,827.01

CSN CIMENTOS S.A.
(Amounts in R$)

		Balance on 8/31/2013
4ODROP OTHER OPERATING EXPENSES/INCOME
42060000 OTHER OPERATING EXPENSES
42060100 OTHER EXPENSES
42060103	UNTIED HEALTH PLAN	-15,001.54
42060112	DIFFERENCE IN THE SETTLEMENT OF CLAIMS	857,297.14
42060113	INDEMNITIES	86,847.09
42060114	TAXES AND CONTRIBUTIONS	-3,314,242.40
42060117	EQUIPMENT STOPPAGES	301,827.09
42060118	PROV. FOR INVENTORY LOSSES	-307,844.69
42060139	IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES	390,082.00
42060140	EXPENSES WITH PROJECT STUDIES - CAPEX	650,442.67
42060159	SUCCESS FEES	383,273.05
42060190	NON-RECURRING EXPENSES	837,406.72
42060191	ABSORTION OF AMOUNTS	-1.25
42060199	OTHER EXPENSES	959,071.40
TOTAL OTHER EXPENSES		829,157.28
42060200 EXPENSES WITH PROVISIONS
42060201	PROV. FOR TAX CONTINGENCIES	2,650,286.81
42060202	PROV. FOR CIVIL CONTINGENCIES	795,899.18
42060204	PROV. FOR LABOR CONTINGENCIES	10,530,100.88
42060208	REVERSAL OF PROV. FOR CIVIL CONTINGENCIES	-2,809,578.97
42060210	REVERSAL OF PROV. FOR LABOR CONTINGENCIES	-11,866,980.09
42060213	LABOR CONTINGENCIES PAID	890,453.09
42060214	CIVIL CONTINGENCIES PAID	41,398.04
42060219	PROV. FOR EXPENSES	-673,702.04
TOTAL EXPENSES WITH PROVISIONS		-442,123.10
TOTAL OTHER OPERATING EXPENSES		387,034.18
33030000 OTHER OPERATING INCOME
33030102	CONTRACTUAL FINES	-9,104.41
33030104	INDEMNIFICATION FOR DAMAGES CAUSED IN MATERIALS	-4,726.48
33030105	LAWSUITS - ASSESSMENT	-28,454.26
33030119	CLAIMS	-13,011.99
33030190	NON-RECURRING REVENUE	-21,086.66
33030199	OTHER REVENUE	-1,214.79
TOTAL OTHER OPERATING INCOME		-77,598.59
TOTAL OTHER OPERATING EXPENSES/INCOME		309,435.59
4RFL NET FINANCIAL RESULT
42030000 FINANCIAL EXPENSES
42030100 INTEREST ON FINANCING - PROPERTY, PLANT AND EQUIPMENT
42030101	INTEREST ON FINANCING - BNDES	115,492.66
42030104	INTEREST ON FINANCING - BNDES MN	1,087,148.07
TOTAL INTEREST ON FINANCING - PROPERTY, PLANT AND EQUIPMENT		1,202,640.73
42031200 OTHER FINANCIAL CHARGES
42031201	INTEREST ON ARREARS	438,714.22
42031203	COMPENSATORY FINES AND INTEREST	606,192.76
42031206	EXPENSES WITH FINANCIAL TRANSACTIONS	7,145.35
42031212	DISCOUNTS GRANTED	17.58
42031214	BANK EXPENSES	2,898.12
42031216	IOF TAX ON FINANCIAL TRANSACTIONS	123.54
42031220	OTHER FINANCIAL EXPENSES	164,549.67
42031221	FINANCIAL COMMISSIONS ON LOANS	154,908.46
42031230	BANK GUARANTEE COMMISSIONS	680,923.14
42031253	PROV. FOR LETTER OF GUARANTEE COMMISSIONS	242,263.29
TOTAL OTHER FINANCIAL CHARGES		2,297,736.13
TOTAL FINANCIAL EXPENSES		3,500,376.86
42040000 MONETARY/EXCHANGE LOSSES
420400 MONETARY LOSSES
42040100 MONETARY VAR. ON FINANCING - PROPERTY, PLANT AND EQUIPMENT
42040101	BNDES	2.09
TOTAL MONET. VAR ON/FIN.- PROPERTY, PLANT AND EQUIPMENT		2.09
42040300 MONET. VAR.-OTHER LIABILITIES
42040301	MONET. VAR. - TAXES	202,474.01
42040303	MONET. VAR. - NATIONAL SUPPLIERS	501.13
42040306	MONET. VAR. - FINANCIAL INSTUTIONS	8,559.42
42040312	MONET. RESTATEMENT - CONTINGENCIES	263,197.74
TOTAL MONET. VAR.- OTHER LIABILITIES		474,732.30
TOTAL MONETARY LOSSES		474,734.39
42050000 EXCHANGE LOSSES
42050100 EXCHANGE LOSSES ON FINANCING - PROPERTY, PLANT AND EQUIPMENT
42050101	EXCHANGE VAR. - BNDES	321,953.94
TOTAL EXCHANGE VAR. ON FIN.- PROPERTY, PLANT AND EQUIPMENT		321,953.94
42050500 EXCHANGE VAR. - OTHER LIABILITIES
42050503	EXCHANGE VAR. - FOREIGN SUPPLIERS	115,634.51
TOTAL EXCHANGE VAR. - OTHER LIABILITIES		115,634.51
TOTAL EXCHANGE LOSSES		437,588.45
TOTAL MONETARY/EXCHANGE LOSSES		912,322.84
33010000 FINANCIAL INCOME
33010100 FINANCIAL INVESTMENTS
33010101	EXCLUSIVE FUNDS	-4,122,103.34
33010102	THIRD-PARTY FINANCIAL INVESTMENTS	-1,267.51
TOTAL FINANCIAL INVESTMENTS		-4,123,370.85
33010200 OTHER
33010207	INTERCOMPANY INTEREST	-15,997,205.37
33010211	INTEREST ON BANK BALANCES	-3,157.04
33010215	DISCOUNTS OBTAINED	-8,961.35
33010216	INTEREST OBTAINED - CLIENTS	-174,746.49
33010217	INTEREST AND FINES RECEIVABLE	-3,794,541.68
33010219	RESTATEMENT OF JUDICIAL DEPOSITS	-526,395.48
33010220	OTHER FINANCIAL INCOME	-235,545.26
33010252	DIVIDENDS RECEIVED	-0.45
33010254	INTEREST ON EQUITY - RECEIVED	-854.52
TOTAL OTHER		-20,741,407.64
TOTAL FINANCIAL INCOME		-24,864,778.49
33020000 MONET./EXCHANGE GAINS
33020100 MONETARY GAINS
33020103	JUDICIAL DEPOSITS	-166,908.02
33020105	JUD. DEP. RESTATEMENT- ONGOING LAWSUITS	-14,677.79
TOTAL MONETARY GAINS		-181,585.81
33020200 EXCHANGE GAINS
33020205	EXCHANGE VARIATION ON BANK BALANCES	-431.98
33020212	THIRD-PARTY FINANCIAL INVESTMENTS	-70.57
TOTAL EXCHANGE GAINS		-502.55
TOTAL MONET./EXCHANGE GAINS		-182,088.36
TOTAL NET FINANCIAL RESULT		-20,634,167.15
TOTAL OPERATING EXPENSES/INCOME		24,901,010.01
TOTAL OPERATING PROFIT		-62,038,816.98

PROFIT/LOSS BEFORE INCOME TAX/SOCIAL CONTRIBUTION		-62,038,816.98

4PIRCS PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION
45010000 PROVISION FOR INCOME TAX
45010101	INCOME TAX	10,768,087.23
45010102	DEFERRED INCOME TAX ASSETS - ST	6,000,051.18
TOTAL PROVISION FOR INCOME TAX		16,768,138.41
45020000 PROVISION FOR SOCIAL CONSTRIBUTION
45020101	SOCIAL CONTRIBUTION	3,882,271.40
45020102	DEFERRED SOCIAL CONTRIBUTION ASSETS- ST	2,160,018.43
TOTAL PROVISION FOR SOCIAL CONTRIBUTION		6,042,289.83
TOTAL PROV. FOR INCOME TAX AND SOCIAL CONTRIBUTION		22,810,428.24
37010101 PROFIT/LOSS FOR THE YEAR		39,228,388.74

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 25, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.